

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re:** **OptiLeaf, Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 14, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, where we refer to prior comments we are referring to our letter dated May 4, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have provided financial statements as of December 31, 2014. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

2. We note your response to prior comment 1 and your added risk factor. As previously requested, please revise to disclose in the forepart of your document, such as on the cover page or the summary section, and elsewhere as appropriate, that you are a shell company.

3. We note your response to prior comment 2 and your amended disclosure and we reissue the comment. Note 3 to your financial statements indicates that the highest price of your common stock sold in a private offering was $0.80. It appears, therefore, that the present offering price of $1.00 was not based on the prices charged in private transactions.

Please revise your disclosure or advise. In revising your document in response to this comment, ensure that your disclosure is consistent throughout, including your prospectus cover page and the risk factors and determination of offering price sections.

4.   We note your response to prior comment 3; however, we continue to note discrepancies in the amount of shares being offered under this registration statement. For example, your cover page and summary state that you are registering 4,446,335 shares of common stock, while your facing page, legality opinion and selling shareholder table state that you are offering 4,466,335 shares. Please revise to ensure that the amount of shares being offered is stated consistently.

Our Business

Overview, page 17

5.   We reissue prior comment 8. Despite your response, we continue to note disclosures in Business that fail to express future events as objectives that may not be accomplished. Please review and revise your business description to ensure that it accurately reflects the current status of your development efforts and clearly distinguishes between your current activities and your future goals and aspirations.

Our Products, page 17

6.   We note your response to prior comment 7 and we reissue our comment. We continue to note disclosure suggesting you have products that are fully developed. For example, you state that "the heart of [y]our system is the innovative multi-purpose growth management software suite," and that your "integrated hardware is capable of monitoring and adjusting light, soil moisture, CO_2, temperature, ventilation, nutrients, and humidity as needed, in real time and around-the-clock." Please revise your disclosures throughout to avoid suggesting that you have marketable products and software.

Subcontractors, page 22

7.   We reissue prior comment 11, insofar as it appears you have not entered into any agreements or arrangements with Sullivan, Higdon & Sink. To the extent this is true, please consider removing references to Sullivan, Higdon & Sink.

Management, page 24

8.   Your revised disclosure states that Mr. Tran was CEO of Eman Technology. Please clarify whether he continues to serve as CEO of Eman Technology. If so, revise your disclosure accordingly and indicate how you intend to address any potential conflicts of interest that may arise. Consider whether risk factor disclosure is warranted.

Certain Relationships and Related Party Transactions, page 27

9.   We note that you have deleted the disclosure indicating that the lease agreement with Trans Pacific Properties. LLC is a related party transaction and any other references to Trans Pacific Properties. Please explain how you determined that this transaction is no longer required to be disclosed. It appears that you should disclose the information previously provided and file the lease agreement as an exhibit to the registration statement. Refer to the instructions to Item 404(a) and Item 601(b)(10)(ii)(D) of Regulation S-K.

10.   We note your response to prior comment 15. Please provide us with a detailed analysis for why you believe that the securities held by Fairway Holdings have a fair market value equal to or less than $50,000. Refer to instruction 1 to Item 509 of Regulation S-K. Alternatively, provide the disclosure required by Item 509.

Selling Shareholders, page 29

11.   Please update this section to disclose the number of shares outstanding as of the most recent practicable date. In addition, revise this section to ensure compliance with Item 507 of Regulation S-K. Specifically, please indicate the nature of the relationship the selling shareholders have had with you, such as any position, office or other material relationship. In addition, disclose the percentage of the class owned by each selling shareholder after completion of the offering.

Recent Sales of Unregistered Securities, page II-2

12.   We note your response to prior comment 16. Please advise when you intend to amend your Form D.

13.   You provide information on recent sales of unregistered securities up to October 2014. However, Note 3 to your financial statements indicates that you issued securities in November and December 2014. Please revise or advise, and update your disclosure to provide information on any subsequent issuances to date.

Signatures Page II-5

14.   We reissue prior comment 35 of our letter dated March 9, 2015. Please identify the person signing your registration statement in the capacity of controller or principal accounting officer or the person performing a similar function.

        You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL